Filed by Harris Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Harris Corporation
                              (Commission File No. 001-3863)
This filing consists of certain communications made in connection with the announcement of a Formation, Contribution and Merger Agreement, dated as of September 5, 2006, between Harris Corporation and Stratex Networks, Inc.:
Set forth below is the text of additional “frequently asked questions” made available to employees of the Microwave Communications Division of Harris Corporation via intranet on September 15, 2006.
Topic: Harris Stratex Networks, Inc.
September 15, 2006
MCD Employee FAQs

This document is in response to the over 150 questions received since September 5, 2006 from MCD employees about the Harris Stratex Networks announcement. Many of the questions were similar, so they have been combined. We have grouped the questions into categories that make this document convenient to review. Please note that until closing, we are under a number of constraints and cannot speculate on answers to some questions. Also keep in mind that any questions answered in the MCD Employee FAQ published on September 5, 2006, will not be repeated here.
General Transaction Questions

Why didn’t Harris just buy Stratex outright, like it did with Leitch?
Both Harris and Stratex Networks seek to provide maximum value to the stakeholders of their respective companies. After careful consideration, the optimal transaction was determined to be the structure described in the recent announcement.
How will the combined company accomplish 40% gross margin targets for 2008-2009 when both companies were significantly lower than that in FY06 (Harris 34% and Stratex 30%)?
The successful merger of these two businesses contemplates approximately $35 million in annual cost savings, and we believe this is achievable in fiscal 2008. Cost savings will be realized from both lower product costs and operating expenses. Combined gross margins over the past 12 months rose from 26 percent to 32 percent; we are targeting 40 percent going forward driven by the implementation of joint manufacturing initiatives and volume leverage in the supply chain. Operating expenses as a percentage of revenue declined to 26 percent in the prior 12 months; we believe 25 percent is achievable by addressing duplication in administrative and overhead functions and adherence to common engineering design processes.
The $600M size of the proposed company seems to be an aggregate of Harris MCD and Stratex revenues. Why aren’t we taking into account any loss of business from this merger?
Although the two companies are both in the microwave business, we serve different markets. We believe the market overlap is less than 5%. Thus it is fair and accurate to represent the combined revenues as approximating the round number of $600M.

Why should I feel more secure now that I am going from a $3.5B company to a $600M company?
While we are part of a company with $3.5B in revenue, we are also a $350M division. In the future we will be a $600M entity. While scale is sometimes a factor in employee security, it is driven more by a company’s or division’s performance. In addition, the two companies combined will be much more diverse than MCD has been, with a broader product portfolio, expanded geographic reach and a larger customer base.
Integration Process

The presentations made to Harris employees following the transaction announcement mentioned that the integration team will be comprised of representatives from functional areas of each company. Could you please clarify the term “functional area”? Does this mean a group led by a VP, a director, a manager?
Functional areas include the standard high-level business groups, such as Engineering, Finance, Human Resources, Legal, Marketing, Operations and Sales. These functional areas are typically headed by a VP.
We heard the phrase “keep functioning as you have been” over the last week or so. Please clarify.
We are legally required to act as two separate companies until the merger is closed. Equally important, we have customers to serve. We need to continue to perform internally and externally with the same or greater vigor as we did prior to the announcement.
Who is leading the integration team for MCD?
Jude Johnson and his Stratex counterpart will lead integration activities.
Who is on the integration team?
The integration team membership has not been finalized.
Is there a schedule of milestones for the coming three to four months?
Major activities from now until close include regulatory approval, stakeholder communications, selecting an integration consulting firm, defining the integration team, and integration planning.

What are the limitations on sharing information with customers?
Letters have been sent to customers. Also, a customer presentation and FAQs have been prepared for use with customers. Customers can also access additional information that has been made public on www.harris.com. In any discussion with a customer, reseller or supplier, we are limited to information released in public documents.
Ongoing Operations

What is the impact of the proposed combination on the services relationship between Harris Corporation and the Harris MCD division, including the NetBoss business unit?
(A number of related questions were asked on the topic of our relationship with corporate headquarters [CHQ].)
Today, as a division of Harris Corporation, MCD receives and pays for numerous services from CHQ. We also share facilities with many of our sister divisions and our CHQ on a worldwide basis. For ease of administration within the corporation, some functions are CHQ functions, even though they support individual divisions and business units.
If the proposed combination receives regulatory and Stratex shareholder approval, a new, separate company will be formed, as detailed in the recent announcement. The relationship of the proposed new company to Harris Corporation will change. We anticipate that upon closing, Harris Corporation and Harris Stratex Networks will enter into transitional services agreements for most services currently provided on an inter-division or CHQ-division basis. These agreements will ensure a smooth transition into the new company.
As a part of pre- and post-close integration planning, we will assess the business case for all service needs, leveraging the economies of scale we will have as a combined company and the relationships with both Harris and the current service providers of Stratex Networks.
What will happen with MCD requisitions currently on file?
We must continue to meet our current business objectives and maintain the appropriate levels of staffing required to accomplish this.
We were going to move to a new Enterprise Resource Planning (ERP) system. Is that now on hold?
On large projects such as this, we may want to review our current activities to determine the most appropriate action. The IT Integration Team will review all systems.

Do we continue updating Agile?
Yes.
Product Line

How will any potential product overlap or other product issues be handled?
(A number of related questions were asked on the topic of specific products [TRuepoint 5200, Constellation, Aurora/Velox LE] and the TRuepoint product family.)
The Product Integration Team will conduct a review of the product lines of both companies during the integration planning. Product names and other branding and development issues will be a part of this review. Our goal is to have the strongest, most competitive product portfolio in the industry, with the best brand/name recognition, across all of our markets. In the FAQ sent out to Harris MCD customers, the question was answered this way: “The combined product offering will be the broadest in the industry, and will include leadership in both transport and access products as well as network management solutions. At some point in the future, following regulatory closure, we will evaluate the product lines for opportunities to bring enhanced value to our customers.”
In addition to having a leading product portfolio, the increased size of the combined business going forward is expected to support our industry-leading innovation and give us the economy of scale to realize substantial cost savings throughout the supply chain.
Will Harris MCD North American sales be able to offer Stratex products or solutions to customers? If so, when will this happen?
After the close, the combined product offering will be the broadest in the industry, and will include leadership in both transport and access products as well as network management solutions and turnkey services for network planning, engineering and implementation.
Will the combination affect the TRuepoint 6000 timeline?
All current MCD product development projects are moving forward as planned.

Benefits

What about benefits?
(There were more than 30 questions regarding benefits, focused on topics such as vacation; educational benefits; stock purchase, options and awards; 401K vesting and other issues; life, health, disability and retirement insurance; time of service bridging; and profit sharing. The following answer applies to all benefits questions that have not been answered specifically.)
Between now and the merger close, all existing Harris MCD benefits remain in place. Nothing has changed. At the time of the close a new benefits package will be in place. A third-party firm specializing in benefits is working with the HR Integration Team to design a total rewards plan for the new company. Most questions regarding specific benefit features cannot be answered until the HR Integration Team has completed its work. The goal is to offer a benefits package that is competitive within the industry, generally equivalent to what is available today, and factors in company performance. More details will be provided as they become available.
Will current vacation time on the books be transferred to the new company or will we be bought out?
Vacation balances will be transferred to the new company.
What will happen to my time of service with Harris?
Harris time of service transfers to the new company.
Will I have to pay back last year’s educational benefits I used through Harris?
No.
For employees with stock options: should options be exercised before the close of the merger?
As the new company will be a subsidiary of Harris, there is no change to any of your options to purchase Harris common stock. Your options will continue with the same terms and conditions.

Staffing/Facilities

How will the staffing and facilities of the new company be handled?
(A number of questions were asked about staffing and facilities, including topics such as remote locations, manufacturing locations, the scale of any potential layoff and anticipated layoff practices.)
Staffing and facilities will be addressed by the integration teams. This activity has not started. At this time it is not possible to address specific questions.
What is the breakdown of Stratex employees? For example, how many in are manufacturing?
(A number of related questions were asked on the topic of the Stratex facility and its employee makeup, telecommuting from California and relocation to San Jose.)
We are still operating as separate companies, competing in the same industry. Information related to the Stratex workforce is available in the Stratex 10-K and other public documents.
Immigration Status

How will this merger affect my pending immigration status?
Please be aware that each individual immigration case is different. Each affected employee will be contacted to receive a personal case assessment and a go-forward plan prior to the close.

Additional information and where to find it
These Frequently Asked Questions are for informational purposes only. In connection with the transaction, the parties will file a registration statement on Form S-4, which will include a proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”).
This communication may be deemed to be solicitation material in respect of the proposed combination of Harris’ Microwave Communications Division with Stratex Networks. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The definitive proxy statement/prospectus will be mailed to the stockholders of Stratex Networks. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus may also be obtained when available, without charge, by directing a request to Stratex Networks, Inc., 120 Rose Orchard Way, San Jose, CA 95134, Attention: Office of the Secretary, or to Harris Corporation, 1025 West NASA Blvd., Melbourne, FL 32919, Attention: Office of the Corporate Secretary.
Participants in solicitation
Stratex Networks, Harris Corporation and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the Stratex Networks’ stockholders in respect of the proposed transaction. Information about the directors and executive officers of Stratex Networks is set forth in the proxy statement for Stratex Networks’ 2006 Annual Meeting of Stockholders, which was filed with the SEC on July 10, 2006. Information about the directors and executive officers of Harris is set forth in the proxy statement for Harris’ 2005 Annual Meeting of Stockholders, which was filed with the SEC on September 14, 2005. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the transaction when it becomes available.
SOURCE: Harris Corporation